ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-134553 Dated November 26, 2007

Return Optimization Securities with Partial Protection

Linked to the S&P 500® Index

Enhanced Return Strategies for Moderate Return Environments

Lehman Brothers Holdings Inc. Notes Linked to the S&P 500® Index due June 30, 2009

Investment Description

These Return Optimization Securities with Partial Protection Linked to the S&P 500® Index (the “Notes”) provide potentially enhanced returns based on the positive performance of the S&P 500® Index (the “Index”) as well as protection, at maturity of the Notes, of 10% of your principal. The Notes are designed to enhance returns in a moderate-return environment—meaning an environment in which stocks generally experience no more than moderate appreciation. If the Index Return is positive, at the maturity of the Notes you will receive your principal plus a return equaling 200% of the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is less than or equal to 0% and equal to or greater than -10%, at maturity of the Notes you will receive your principal amount. If the Index Return is less than -10%, at maturity you will lose 1% of your principal for every 1% decline in the Index Return beyond 10%. Partial principal protected investments can help reduce portfolio risk while maintaining an increased exposure to equities. The partial principal protection feature applies only at maturity. Investing in the Notes is subject to significant risks, including potential loss of principal up to 90%, and a capped appreciation at maturity.

Features

❑

Growth Potential—Investors receive enhanced upside participation in the performance of the Index up to the Maximum Gain, which will be between 20% and 23% (the actual Maximum Gain will be determined on the Trade Date).

❑	Partial Protection of Principal—At maturity of the Notes, investors will receive a cash payment equal to at least 10% of their invested principal.

Key Dates1

Trade Date	December 21, 2007
Settlement Date	December 31, 2007
Final Valuation Date	June 25, 2009
Maturity Date	June 30, 2009

[1] In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

Security Offerings

We are offering Return Optimization Securities with Partial Protection Linked to the S&P 500® Index. The return on the Notes is subject to, and will not exceed, a predetermined Maximum Gain. The Maximum Gain will be between 20% and 23% and will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 820-I dated October 19, 2007, underlying supplement no. 100 dated December 12, 2006 and this term sheet. See “ Key Risks” on page 5, the more detailed “ Risk Factors” beginning on page SS-1 of product supplement no. 820-I for risks related to an investment in the Notes and “ Risk Factors” beginning on page US-1 of underlying supplement no. 100 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 100 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.75%	98.25%
Total

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 820-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 820-I, underlying supplement no. 100, this term sheet, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 820-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 820-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement no. 820-I dated October 19, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507221936/d424b2.htm

♦	Underlying supplement no. 100 dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010223/file1.htm

♦	MTN Prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Return Optimization Securities with Partial Protection Linked to the S&P 500® Index that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦

You believe that the Index will appreciate moderately—meaning that you believe the Index will appreciate over the term of the Notes and that such appreciation, as leveraged by the Leverage Factor, is unlikely to exceed the indicative Maximum Gain at maturity

♦	You seek an investment that offers partial principal protection when the Notes are held to maturity

♦	You are willing to risk losing up to 90% of your investment

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦

You are willing to invest in the Notes notwithstanding that their return is limited to the Maximum Gain based on the range indicated for the Maximum Gain (the actual Maximum Gain will be determined on the Trade Date)

The Notes may not be suitable for you if, among other considerations:

♦	You are unable or unwilling to hold the Notes to maturity

♦	You seek an investment that is 100% principal protected

♦	You seek an investment whose return is not subject to a cap that is equivalent to the Maximum Gain, which will be between 20% and 23% (the actual Maximum Gain will be determined on the Trade Date)

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investments

♦	You seek an investment for which there will be an active secondary market

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 820-I, underlying supplement no. 100 and the MTN prospectus supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	18 months

Index	The S&P 500® Index (Ticker: SPX) (the “Index”)

Leverage Factor	2

Protection Percentage	10%

Maximum Gain	20% to 23%. The actual Maximum Gain will be determined on the Trade Date.

Payment at Maturity (per $10)

If the Index Return (as defined below) is positive, you will receive a cash payment, per $10 principal amount Note, equal to:

$10 + [$10 × (Index Return × Leverage Factor)]

provided, however, that in no event will you receive an amount greater than $10 + ($10 × the Maximum Gain).

If the Index Return is between 0% and -10%, inclusive, you will receive the principal amount of your Notes at maturity.

If the Index Return is less than -10%, you will receive a cash payment, per $10 principal amount Note, equal to:

$10 + [$10 × (Index Return + Protection Percentage)]

If the Index Return is lower than -10%, you could lose up to $9 per $10 Note principal amount.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Index Starting Level	The closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

CUSIP	52522L491

ISIN	US52522L4914

Determining Payment at Maturity

If the Index Return is less than -10%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return is below -10%. Accordingly, your Payment at Maturity per $10 principal amount Note will be calculated as follows:

$10 + [$10 × (Index Return + Protection Percentage)]

In this scenario, you could lose up to 90% of your principal depending on how much the Index declines.

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 2 and assume an Index Starting Level of 1,451.15 (the actual Index Starting Level will be determined on the Trade Date), a Maximum Gain of 21.50% (the midpoint of the range of 20% to 23%) and a range of Index Returns from +40% to -40%. The actual Maximum Gain will be set on the Trade Date.

Example 1—The level of the Index increases from the Index Starting Level of 1,451.15 to an Index Ending Level of 1,523.71. Because the Index Ending Level is 1,523.71 and the Index Starting Level is 1,451.15, the Index Return is 5%, calculated as follows:

(1,523.71 – 1,451.15)/1,451.15 = 5%

Because the Index Return is 5%, the Payment at Maturity is equal to $11.00 per $10 principal amount Note calculated as follows:

$10 + [$10 × (5% × 2)] = $11.00

Example 2—The level of the Index increases from the Index Starting Level of 1,451.15 to an Index Ending Level of 1,813.94. Because the Index Ending Level is 1,813.94 and the Index Starting Level is 1,451.15 the Index Return is 25%, calculated as follows:

(1,813.94 – 1,451.15)/1,451.15 = 25%

Because the Index Return is 25% and the Leverage Factor is 2, the return on the Note would be equal to 50%, but it is subject to the Maximum Gain of 21.50%. Therefore, the Payment at Maturity is equal to $12.15 per $10 principal amount Note, calculated as follows:

$10 + [$10 × (21.50%)] = $12.15

Example 3—The level of the Index decreases from the Index Starting Level of 1,451.15 to an Index Ending Level of 1,378.59. Because the Index Ending Level is 1,378.59 and the Index Starting Level is 1,451.15, the Index Return is -5%, calculated as follows:

(1,378.59 – 1,451.15)/1,451.15 = -5%

Because the Index Return is -5%, the absolute value of which is less than the Protection Percentage, the Payment at Maturity is equal to $10.00 per $10 principal amount Note.

Example 4—The level of the Index decreases from the Index Starting Level of 1,451.15 to an Index Ending Level of 1,088.36. Because the Index Ending Level is 1,088.36 and the Index Starting Level is 1,451.15 the Index Return is -30%, calculated as follows:

(1,088.36 – 1,451.15)/1,451.15 = -25%

Because the Index Return is equal to -25%, the absolute value of which is more than the Protection Percentage, the investor will lose 1% of principal for each 1% that the Index Return exceeds the Protection Percentage and the Payment at Maturity is equal to $8.50 per $10 principal amount Note calculated as follows:

$10 + [$10 × (-25% + 10%)] = $8.50

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 820-I.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 820-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Partial Principal Protection Only Applies if You Hold the Notes to Maturity: You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the Index up to 10%. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Your Investment in the Notes May Result in a Loss: The Notes do not guarantee any return of principal in excess of $1 per $10 principal amount. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Index if, and to the extent to which, the Index Return is lower than -10%. You may lose up to 90% of your principal if the Index declines.

♦

Maximum Gain: A direct leveraged investment in the Index may exceed the Maximum Gain of between 20% and 23% (to be determined on the Trade Date). YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM GAIN EVEN IF THE PRODUCT OF THE APPLICABLE INDEX RETURN AND THE LEVERAGE FACTOR IS GREATER THAN THE APPLICABLE MAXIMUM GAIN.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦

Dealer Incentives: We, our affiliates and agents, and UBS Financial Services Inc., and its affiliates, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.175 per $10 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Index. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Are One of the Companies That Make Up the S&P 500® Index: We are one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the S&P 500® Index and the value of the Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 820-I.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

S&P 500® Index

The S&P 500® Index (the “S&P 500® Index”) is published by Standard & Poor’s (“S&P”), a division of The McGraw-Hill Companies, Inc. As discussed more fully in underlying supplement no. 100 under the heading “The S&P 500® Index,” the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of October 31, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (39); Energy (34); Financials (93); Health Care (52); Industrials (55); Information Technology (71); Materials (29); Telecommunications Services (9); and Utilities (30).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page “SPX <Index> <GO>“ or from the S&P website at www.standardandpoors.com.

The graph below illustrates the daily performance of the S&P 500® Index from November 17, 1997 to November 15, 2007. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The S&P 500® Index closing level on November 15, 2007 was 1,451.15.

The information on the S&P 500® Index provided in this document should be read together with the discussion under the heading “The S&P 500® Index” beginning on page US-2 of underlying supplement no. 100. Information contained in the S&P website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We expect to deliver the notes against payment on or about December 31, 2007, which is the fifth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.